AUDDIA INC.

1680 38th Street, Suite 130

BOULDER, CO 80301

VIA EDGAR

April 21, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auddia Inc.
Registration Statement on Form S-1 (File No. 333-294887)
Acceleration Request:
Requested Date: April 23, 2025
Requested Time: 4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Auddia Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-294887) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Sincerely,

Auddia Inc.

/s/ John Mahoney
John Mahoney
Chief Financial Officer